Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2021

(Summary of the 2021 Interim Report)

1 Important Notice

1.1 This announcement of interim results is a summary of the 2021 Interim Report of PetroChina Company Limited (the “Company”). Investors who wish to get a full idea of the operating results, financial position and future development plan of the Company should carefully read the full version of the 2021 Interim Report, which is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), “HKExnews” of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkexnews.com.hk) and the Company (website: http://www.petrochina.com.cn ).

1.2 The board of directors of the Company (the “Board” or “Board of Directors”), supervisory committee (“Supervisory Committee”) and all directors (“Directors”), supervisors (“Supervisors”) and senior management (“Senior Management”) of the Company warrant the truthfulness, accuracy and completeness of the information contained in the 2021 Interim Report and that there are no misrepresentation, misleading statements contained in, or material omissions from the 2021 Interim Report, and severally and jointly accept full responsibility thereof.

1.3 Except for Mr. Simon Henry and Mr. Cai Jinyong, the independent non-executive Directors, who were absent due to the impact of Coronavirus Disease 2019 (“COVID-19”), other members of the Board have attended the eleventh meeting of the eighth session of the Board.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this announcement are unaudited.

1.5 Basic Information of the Company

Stock Name	PETROCHINA	PetroChina	PetroChina

Stock Code	857	PTR	601857

Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange	Shanghai Stock Exchange

Contact Persons	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office

Name	Chai Shouping	Liang Gang	Wei Fang

Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal Code	100007

Telephone	86 (10) 5998 2622	86 (10) 5998 6959	(852) 2899 2010

Fax	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390

Email Address	zhouyunpeng@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall consideration of situations such as the operating results, financial position and cash flow of the Company, to provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.13040 yuan per share (inclusive of applicable tax) for 2021 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2021. The total amount of the interim dividends payable is RMB23,866 million.

2 Key Financial Data and Change of Shareholders

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period
Total assets	2,531,851	2,488,126	1.8%
Equity attributable to owners of the Company	1,251,465	1,215,158	3.0%

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year
Revenue	1,196,581	929,045	28.8%
Net profit/(loss) attributable to owners of the Company	53,037	(29,983)	83,020
Net cash flows from operating activities	116,034	79,080	46.7%
Basic earnings/(loss) per share (RMB Yuan)	0.290	(0.164)	0.454
Diluted earnings/(loss) per share (RMB Yuan)	0.290	(0.164)	0.454
Return on net assets (%)	4.24	(2.52)	6.76 percentage points

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period
Total assets	2,532,124	2,488,400	1.8%
Equity attributable to equity holders of the Company	1,251,727	1,215,421	3.0%

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year
Operating income	1,196,581	929,045	28.8%
Net profit/(loss) attributable to equity holders of the Company	53,036	(29,986)	83,022
Net profit/(loss) after deducting non-recurring profit items attributable to equity holders of the Company	45,231	(31,790)	77,021
Basic earnings/(loss) per share (RMB Yuan)	0.290	(0.164)	0.454
Diluted earnings/(loss) per share (RMB Yuan)	0.290	(0.164)	0.454
Weighted average return on net assets (%)	4.30	(2.48)	6.78 percentage points
Net cash flows from operating activities	116,034	79,080	46.7%

2.2 Shareholdings of the Top Ten Shareholders

The total number of shareholders of the Company as at June 30, 2021 was 631,882, including 625,759 holders of A shares and 6,123 holders of H shares (including 139 holders of American Depositary Shares).

							Unit: Shares
Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Increase / decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
China National Petroleum Corporation (“CNPC”)	State-owned legal person	80.25	146,882,339,136	(1)	0	0	0
HKSCC Nominees Limited (2)	Overseas legal person	11.42	20,896,435,955	(3)	-5,661,745	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,967,030		-4,040	0	3,819,967,030
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned legal person	1.12	2,051,488,603		0	0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	0.56	1,020,165,128		-118,973,576	0	0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	0.43	781,119,088		202,717,044	0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000		0	0	0
Bosera Fund—Ansteel Group Corporation—Bosera Fund Xin’an No.1 Single Asset Management Plan	State-owned legal person	0.12	220,000,000		0	0	0
Central Huijin Asset Management Ltd.	State-owned legal person	0.11	206,109,200		0	0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	0.04	70,207,541		0	0	0

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

Description on the special repurchase accounts under the above-mentioned shareholders: there is no special repurchase account among the above-mentioned shareholders.

Description on the voting rights entrusted by or to, or waived by the above-mentioned shareholders: the Company is not aware of any voting rights entrusted by or to, or waived by the above-mentioned shareholders.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: Except for the fact that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2021, so far as the Directors are aware, the persons other than a Director, Supervisor or Senior Management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	146,882,339,136	(L)	Beneficial Owner	90.71	80.25

	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

BlackRock, Inc.(2)	H Shares	1,521,443,844	(L)	Interest of Corporation Controlled by the Substantial Shareholder	7.21	0.83

		518,000	(S)		0.00	0.00

The Bank of New York Mellon Corporation (3)	H Shares	1,160,574,593	(L)	Interest of Corporation Controlled by the Substantial Shareholder / Approved Lending Agent	5.50	0.63

		856,879,300	(S)		4.06	0.47

		272,898,087	(LP)		1.29	0.15

(L) Long position        (S) Short position        (LP) Lending pool

Notes:

(1)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)

BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,521,443,844 H shares (long position) and 518,000 H shares (short position) were held in the capacity as interest of corporation controlled by the substantial shareholder.

(3)

The Bank of New York Mellon Corporation, through The Bank of New York Mellon and BNY Mellon, National Association, had an interest in the H shares of the Company, of which 1,160,574,593 H shares (long position) and 856,879,300 H shares (short position) were held in its capacity as interest in corporation controlled by the substantial shareholder, and 272,898,087 H shares (lending pool) were held in its capacity as approved lending agent.

As at June 30, 2021, so far as the Directors are aware, save for disclosed above, no person (other than a Director, Supervisor or Senior Management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.4 Information on Changes of Controlling Shareholder and the De Facto Controller

☐ Applicable ✓ Not applicable

2.5 Bonds Not Yet Overdue

Unit: RMB100 million
Bond Name	Abbreviation	Code	Issue Date	Due Date	Bond Balance	Rate (%)
2012 Corporate Bonds (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	2012-11-22	2022-11-22	20	4.90
2012 Corporate Bonds (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2027-11-22	20	5.04
2013 Corporate Bonds (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	2013-03-15	2023-03-15	40	4.88
2016 Corporate Bonds (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bonds (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bonds (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-24	2026-03-24	20	3.60
2019 First Tranche Middle-term Note (“MTN”)	19 PetroChina MTN001	101900113.IB	2019-01-24	2024-01-24	100	3.45
2019 Second Tranche MTN	19 PetroChina MTN002	101900114.IB	2019-01-24	2024-01-24	100	3.45
2019 Third Tranche MTN	19 PetroChina MTN003	101900222.IB	2019-02-22	2024-02-22	100	3.66
2019 Fourth Tranche MTN	19 PetroChina MTN004	101900221.IB	2019-02-22	2024-02-22	100	3.66
2019 Fifth Tranche MTN	19 PetroChina MTN005	101900586.IB	2019-04-23	2024-04-23	100	3.96
2020 First Tranche MTN	20 PetroChina MTN001	102000621.IB	2020-04-09	2023-04-09	100	2.42
2020 Second Tranche MTN	20 PetroChina MTN002	102000622.IB	2020-04-09	2023-04-09	100	2.42

Indicators Reflecting the Solvency of the Issuer

Main Indicator	As at June 30, 2021	As at December 31, 2020
Asset-liability ratio (%)	44.99	45.07

Main Indicator	The First Half of 2021	The First Half of 2020
Debt-to-EBITDA ratio	0.54	0.21
EBITDA Interest Protection Multiples	35.96	12.26

Note on Overdue Debt

☐ Applicable    ✓ Not applicable

3 Directors’ Report

3.1 Discussion and Analysis of Operations

In the first half of 2021, the world economy showed a recovery trend with the improved prevention and control of COVID-19. However, the recovery process of various economies was uneven. China’s economy has maintained a steady recovery and growth with its gross domestic product (GDP) in the first half of the year increased by 12.7% year-on-year. The international crude oil prices have generally continued to rise, with the significant increase of average prices year-on-year, due to the demand rebound in the global oil market along with the recovery of the macroeconomy.

The Group firmly seized the favourable opportunities including macroeconomic recovery, rebound in international oil price and growth in demand for oil and gas products and adhered to the five development strategies of innovation, resources, market, internationalization, green and low-carbon. We also coordinated various work including prevention and control of COVID-19, production and operation, quality and profitability enhancement, reform and innovation and ESG to actively promoted market upgrades, management upgrades, and quality upgrades. By the continuous refined management, strengthening cost and expense control, and emphasis on employees’ health management, we maintained the smooth and controlled operation of both the oil and the gas industrial chains. Based on the works above, the production and operations continued to improve with the significantly increased operating results year-on-year; in the meantime, the free cash flow was positive, and the financial condition maintained stable.

3.1.1 Market Review

(1) Crude Oil Market

In the first half of 2021, the prospects for recovery in world oil demand were positive. The international oil prices continued to increase, primarily due to that the world oil supply remained at a low level and the global oil market presented the trend of rebalancing, which resulted from additional cut of its production beyond expectation by Saudi Arabia and the effective supply management by OPEC+, and the abundant market liquidity under global large-scale stimulus policies. The average spot price for North Sea Brent crude oil was US$64.98 per barrel, representing an increase of 62.7% as compared with the same period of last year, and the average spot price for West Texas Intermediate (“WTI”) crude oil was US$62.22 per barrel, representing an increase of 70.0% as compared with the same period of last year.

(2) Refined Products Market

In the first half of 2021, the domestic refined products demand gradually recovered, and such consumption has basically returned to the level of the same period in 2019. The processing volume of crude oil continued to grow, but the supply of refined products declined slightly, and the net export volume of refined products decreased year-on-year, and such market remained the oversupply situation. The trend of domestic refined products prices was basically consistent with that of the international market oil prices. The PRC government made adjustments for ten times to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products increased, in aggregate, by RMB1,405 yuan per ton and RMB1,355 yuan per ton, respectively.

According to information from the National Development and Reform Commission (“NDRC”), in the first half of 2021, the domestic consumption of refined products was 162.94 million tons, representing an increase of 5.7% as compared with the same period of last year, of which gasoline and aviation kerosene increased by 10.7% and 39.8%, respectively, as compared with the same period of last year, and diesel decreased by 3.5% as compared with the same period of last year.

(3) Chemical Products Market

In the first half of 2021, affected by the economic recovery and the supply and demand situation, the prices of domestic chemical products market rose and then fell in general. The trends for different chemical products have diverged, of which the liquid chemical products, as supported by rising crude oil prices, achieved better market performance than that of rubber and plastic products.

(4) Natural Gas Market

In the first half of 2021, the demand in the global natural gas market has recovered strongly. The three major markets in North America, Europe and Asia-Pacific have experienced supply tensions to different extents. The international natural gas prices have rebounded sharply, and the LNG spot prices in Europe and Northeast Asia have remained at a high level. The growth rate of domestic natural gas production has accelerated, the consumption volumes have increased substantially, and the import volumes have increased rapidly.

According to the information from NDRC, in the first half of 2021, the domestic apparent consumption of natural gas amounted to 182.7 billion cubic metres, representing an increase of 17.4% as compared with the same period of last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration and Development Operations

In the first half of 2021, the Group enhanced its efforts on oil and gas exploration and development and vigorously carried out high-profitability exploration. We also strengthened risk exploration and concentrated exploration and strengthened tackling of key problems in shale oil and gas area. We achieved major discoveries and significant progress in a batch of projects in the Ordos Basin, Sichuan Basin and Junggar Basin. We deepened the coordination and linkage of production, transportation, sales and storage, and optimized oil and gas production and operation by promotion of continuous stable production in old oil fields and profitable production in new blocks. In the first half of 2021, the domestic crude oil output of the Group amounted to 374.9 million barrels, representing an increase of 0.6% as compared with the same period of last year. The marketable natural gas output amounted to 2,159.5 billion cubic feet, representing an increase of 6.7% as compared with the same period of last year. The oil and natural gas equivalent output amounted to 734.9 million barrels, representing an increase of 3.5% as compared with the same period of last year.

Overseas Oil and Gas Operations

In the first half of 2021, the Group actively and steadily promoted the production recovery and normal operation of key overseas projects. We also continued to optimize its business layout and asset structure. We made important discoveries in countries such as Chad and Kazakhstan, and made progress in the construction of key projects in an orderly manner. In the first half of 2021, the Group’s overseas crude oil output amounted to 68.2 million barrels, representing a decrease of 33.6% as compared with the same period of last year. The marketable natural gas output was 99.0 billion cubic feet, representing a decrease of 20.6% as compared with the same period of last year. The oil and natural gas equivalent output was 84.7 million barrels, representing a decrease of 31.4% as compared with the same period of last year and accounting for 10.3% of the total oil and natural gas equivalent output of the Group. The relatively large decline in overseas oil and gas production was mainly due to the increase in international oil prices, the decrease in product sharing of several overseas projects and production restriction policies in certain countries with resources.

In the first half of 2021, the Group recorded the crude oil output of 443.1 million barrels, representing a decrease of 6.8% as compared with the same period of last year, the marketable natural gas output of 2,258.5 billion cubic feet, representing an increase of 5.1% as compared with the same period of last year, and the oil and natural gas equivalent output of 819.6 million barrels, representing a decrease of 1.7% as compared with the same period of last year.

Main Statistics of the Exploration and Production Segment

	Unit	First half of 2021	First half of 2020	Changes (%)
Crude oil output	Million barrels	443.1	475.4	(6.8)
Of which: Domestic	Million barrels	374.9	372.7	0.6
Overseas	Million barrels	68.2	102.7	(33.6)
Marketable natural gas output	Billion cubic feet	2,258.5	2,149.1	5.1
Of which: Domestic	Billion cubic feet	2,159.5	2,024.4	6.7
Overseas	Billion cubic feet	99.0	124.7	(20.6)
Oil and natural gas equivalent output	Million barrels	819.6	833.7	(1.7)
Of which: Domestic	Million barrels	734.9	710.2	3.5
Overseas	Million barrels	84.7	123.5	(31.4)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2021, the Group’s refining business continuously optimized the resources allocation and allocated more crude oil resources to profitable enterprises. We adhered to market orientation and strengthened the connection between production and sales. We also continued to improve the product mix and intensified our efforts in reducing oil and increasing chemicals production. In the meantime, we made every effort to control and reduce the yield of refined oil and increased the production volume of products such as aviation kerosene, asphalt and low-sulfur marine fuel oil. We also optimized the diesel-gasoline ratio according to market demand on a reasonable basis. In the first half of 2021, 606.1 million barrels of crude oil were processed, representing an increase of 6.7% as compared with the same period of last year; 54.906 million tons of refined products were produced, representing an increase of 5.4% as compared with the same period of last year.

The chemical business paid close attention to market demand and price changes. We pre-studied and judged market trends to maintain high-load operation of chemical plants, and increased production and sales of high-end and high value-added chemical products when appropriate. We actively transformed business concepts by continuous promotion of the transformation from product suppliers to traders. We also formulated marketing strategies for chemical products by regions, and actively developed high-end markets and channels to the end users. We enhanced technological innovation through the initiation of a number of technological breakthroughs, to actively carry out research and development of new chemical products and materials. In the first half of 2021, the commodity volume of chemical products was 14.724 million tons, representing an increase of 6.3% as compared with the same period of last year. The output of synthetic resin was 5.073 million tons, representing an increase of 1.0% as compared with the same period of last year. The output of synthetic rubber was 0.506 million tons, representing an increase of 3.5% as compared with the same period of last year.

The integration project of refining and chemicals of Guangdong progressed in an orderly manner. The test run of ethane to ethylene project of Changqing turned out to be successful. The Tarim ethane to ethylene project entered into closeout phase.

Main Statistics of the Refining and Chemicals Segment

	Unit	First half of 2021	First half of 2020	Changes (%)
Processed crude oil	Million barrels	606.1	568.2	6.7
Gasoline, kerosene and diesel output	’000 ton	54,906	52,085	5.4
Of which: Gasoline	’000 ton	25,243	21,931	15.1
Kerosene	’000 ton	6,356	4,264	49.1
Diesel	’000 ton	23,307	25,890	(10.0)
Refining yield	%	93.00	93.43	(0.43	) percentage point
Ethylene	’000 ton	3,043	3,103	(1.9)
Synthetic resin	’000 ton	5,073	5,024	1.0
Synthetic fibre raw materials and polymers	’000 ton	582	656	(11.3)
Synthetic rubber	’000 ton	506	489	3.5
Urea	’000 ton	1,100	948	16.0

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In the first half of 2021, the Group’s refined products marketing business strengthened the connection between production and sales in line with market changes, and coordinated and optimized the flow of refined product resources and logistic operations, which contributed to sales for upstream production. We insisted on refined retailing by continuous whole-process analysis and optimization, and vigorously implemented refined marketing by piloting on community marketing and platform marketing. We enhanced the promotion and application of direct wholesale APP, actively developed direct sales and end customers, and focused on small and micro customers. In the meantime, we coordinated sales network construction and actively deployed natural gas refuelling business. We also facilitated the green and low-carbon transformation. In particular, we built the first hydrogen refuelling station, the Taizicheng service area hydrogen refuelling station, in the core area of Chongli Stadium for Beijing Winter Olympics, to provide clean energy services for “Green Winter Olympic”, which was put into operation. We actively explored the online and offline omni-channel sales model for non-oil business to strengthen the ability of profitability creation.

International Trading Operations

In the first half of 2021, the Group’s international trading operations made full use of two resources and two markets of international refined oil and chemical products, and strengthened its supporting role for the industrial chains.

The Group sold a total of 80.339 million tons of gasoline, kerosene and diesel in the first half of 2021, representing an increase of 4.9% as compared with the same period of last year, among which the domestic sales of gasoline, kerosene and diesel were 53.592 million tons, representing an increase of 10.3% as compared with the same period of last year.

Main Statistics of the Marketing Segment

Production and Operations Data	Unit	First half of 2021	First half of 2020	Changes (%)
Total sales volume of gasoline, kerosene and diesel	’000 ton	80,339	76,569	4.9
of which: Gasoline	’000 ton	33,724	31,569	6.8
Kerosene	’000 ton	8,125	6,563	23.8
Diesel	’000 ton	38,490	38,437	0.1
Domestic sales volume of gasoline, kerosene and diesel	’000 ton	53,592	48,572	10.3
of which: Gasoline	’000 ton	26,206	22,560	16.2
Kerosene	’000 ton	5,177	2,936	76.3
Diesel	’000 ton	22,209	23,076	(3.8)

Number of gas stations and convenience stores	Unit	June 30, 2021	December 31, 2020	Changes (%)
Number of gas stations	Unit	22,508	22,619	(0.5)
Number of convenience stores	Unit	20,188	20,212	(0.1)

(4) Natural Gas and Pipeline

In the first half of 2021, the Group’s natural gas and pipeline operations seized the favourable opportunity of strong demand in the domestic natural gas market under the background of “carbon peak and carbon neutrality”. We vigorously promoted all-employee marketing to increase market share. We also improved service capabilities. We actively developed direct-supply and direct-sales customers to strengthen strategic cooperation with customers such as city gas and city power. In the meantime, we strictly carried out our price policies, optimized sales structure, and improved sales profitability through market-oriented measures including online bidding transactions, to achieve both volume and profitability enhancement. The Group completed the closing of the disposal of Kunlun Energy pipeline assets and equity. In the first half of 2021, the Group sold 134.079 billion cubic meters of natural gas, representing an increase of 11.9% as compared with the same period of last year, of which, the domestic sales of natural gas was 96.250 billion cubic meters, representing an increase of 17.6% as compared with the same period of last year.

3.1.3 Review of Operating Results

The financial data set out below is extracted from the Group’s interim condensed consolidated financial statements prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2021, the Group achieved a revenue of RMB1,196,581 million, representing an increase of 28.8% as compared with the same period of last year. Net profit attributable to owners of the Company was RMB53,037 million, representing an increase of RMB83,020 million as compared with the same period of last year. There was a basic earnings per share of RMB0.290 yuan.

Revenue    Revenue of the Group was RMB1,196,581 million for the first half of 2021, representing an increase of 28.8% as compared with the same period of last year. This was primarily due to the increase in the sales volume and prices of most oil and gas products of the Group as the economy recovered and the oil prices picked up. The table below sets out the external sales volume and average realised prices of the major products sold by the Group in the first half of 2021 and 2020 and their respective percentages of change during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
	First half of 2021	First half of 2020	Percentage of change (%)	First half of 2021	First half of 2020	Percentage of change (%)
Crude oil*	82,781	85,950	(3.7)	3,003	1,998	50.3
Natural gas (100 million cubic metres, RMB/’000 cubic metres)**	1,340.79	1,197.67	11.9	1,441	1,175	22.6
Gasoline	33,724	31,569	6.8	6,594	5,600	17.8
Diesel	38,490	38,437	0.1	4,849	4,350	11.5
Kerosene	8,125	6,563	23.8	3,382	3,133	7.9
Polyethylene	2,609	2,636	(1.0)	7,683	6,349	21.0
Polypropylene	2,079	1,941	7.1	7,880	6,761	16.6
Lubricant	926	569	62.7	6,546	7,534	(13.1)

*	The crude oil listed above represents all the external sales volume of crude oil of the Group.
**	The natural gas listed above represents all the external sales volume of natural gas of the Group.

Operating Expenses    Operating expenses were RMB1,108,118 million for the first half of 2021, representing an increase of 18.5% as compared with the same period of last year, of which:

Purchases, Services and Other    Purchases, services and other were RMB808,932 million for the first half of 2021, representing an increase of 29.0% as compared with the same period of last year. This was primarily due to the increase in the Group’s purchase costs of external crude oil, raw material oil, etc.

Employee Compensation Costs    Employee compensation costs (including salaries, various types of insurance, housing provident fund, training costs and other relevant additional costs of employees and market-oriented temporary and seasonal contractors) for the first half of 2021 were RMB66,828 million, representing an increase of 10.0% as compared with the same period of last year. This was primarily due to the phased social insurance preferential policies introduced by the PRC last year in response to COVID-19 and the linkage of employees’ salaries with profits this year.

Exploration Expenses Exploration expenses were RMB11,141 million for the first half of 2021, representing an increase of 5.4% as compared with the same period of last year. This was primarily due to the fact that the Group has enhanced its oil and gas exploration efforts and strived to discover large-scale and high-quality reserves with the rebound of oil prices.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation was RMB108,355 million for the first half of 2021, representing a decrease of 5.3% as compared with the same period of last year. This was primarily due to the comprehensive impact of the pipeline asset restructuring and changes in the reserves structure of oil and gas resources.

Selling, General and Administrative Expenses Selling, general and administrative expenses were RMB30,326 million for the first half of 2021, representing an increase of 1.5% as compared with the same period of last year. This was primarily due to the increase in repair costs for refining and chemical production equipment and expenses on cost-based scientific research projects.

Taxes other than Income Taxes Taxes other than income taxes were RMB102,411 million for the first half of 2021, representing an increase of 3.5% as compared with the same period of last year, of which the consumption tax was RMB73,356 million, representing a decrease of RMB21 million as compared with the same period of last year; the resource tax was RMB11,016 million, representing an increase of RMB1,623 million over the same period last year; the crude oil special gain levy was RMB197 million, representing an increase of RMB19 million as compared with the same period of last year.

Other Income, Net Other income, net of the Group for the first half of 2021 was RMB19,875 million, representing an increase of RMB13,258 million as compared with the same period of last year. This was primarily due to the impact of gains on pipeline asset transaction of Kunlun Energy Co., Ltd. (“Kunlun Energy”), a subsidiary of the Group.

Profit from Operations There was a profit from operations of RMB88,463 million for the Group in the first half of 2021, representing an increase of RMB94,506 million as compared with the same period of last year.

Net Exchange Gain Net exchange gain of the Group for the first half of 2021 was RMB35 million, representing a decrease of 92.1% as compared with the same period of last year. This was mainly due to the change of average exchange rate of US dollar against Renminbi.

Net Interest Expense Net interest expense was RMB8,915 million for the first half of 2021, representing a decrease of 33.9% as compared with the same period of last year. This was mainly due to the decrease in the interest-bearing debt scale and costs as compared with the same period of last year, which in turn led to a reduction of interest expenses.

Profit before Income Tax Expense Profit before income tax expense was RMB87,016 million for the Group in the first half of 2021, representing an increase of RMB105,536 million as compared with the same period of last year.

Income Tax Expense Income tax expense was RMB19,199 million for the first half of 2021, representing an increase of RMB14,395 million as compared with the same period of last year. This was primarily due to a drastic increase in the profit before income tax expense as compared with the same period of last year.

Profit for the period Net profit amounted to RMB67,817 million for the Group in the first half of 2021, representing an increase of RMB91,141 million as compared with the same period of last year.

Profit attributable to non-controlling interests Profit attributable to non-controlling interests was RMB14,780 million for the first half of 2021, representing an increase of RMB8,121 million as compared with the same period of last year. This was primarily due to the significant increase in the profitability of the subsidiaries of the Group as compared with the same period of last year.

Profit attributable to owners of the Company    Profit attributable to owners of the Company amounted to RMB53,037 million for the first half of 2021, representing an increase of RMB83,020 million as compared with the same period of last year.

(2) Segment Results

Exploration and Production

Revenue The revenue of the Exploration and Production segment for the first half of 2021 was RMB313,009 million, representing an increase of 22.5% as compared with the same period of last year. This was primarily due to the increase in the prices of oil and gas products such as crude oil and natural gas and in the sales volume of natural gas. The oil imported from countries such as Russia and Kazakhstan by the Group amounted to 18.69 million tons, representing an increase of 3.9% as compared with the same period of last year. The revenue from sales was RMB54,454 million for the first half of 2021, representing an increase of 36.7% as compared with the same period of last year. The average realised crude oil price was US$59.45 per barrel, representing an increase of 52.4% as compared with the same period of last year.

Operating Expenses Operating expenses of the Exploration and Production segment were RMB282,139 million for the first half of 2021, representing an increase of 15.1% as compared with the same period of last year. This was primarily due to the increase in the purchase costs, depreciation and depletion and tax expenses. The procurement cost from importing oil from countries such as Russia and Kazakhstan was RMB54,271 million, representing an increase of 23.6% as compared with the same period of last year. The unit oil and gas lifting cost was US$10.59 per barrel, representing an increase of 9.9% or 1.1% after excluding the effects of exchange rates as compared with the same period of last year.

Profit from Operations In the first half of 2021, the Group’s exploration and production business actively adapted to the requirements of “carbon peak and carbon neutrality” goals to steadily promote the green and low-carbon transformation of oil and gas business. We continued to optimize the structure of oil and gas products and vigorously strengthened natural gas exploration and development. Therefore, we maintained rapid growth in domestic natural gas production and increased production and profit. We also actively developed profitability track and evaluation on overseas oil and gas projects to optimize asset structure. In the meantime, we continued to strengthen cost control, and continuously strengthened the ability of profitability creation. This segment achieved an operating profit of RMB30,870 million, representing an increase of RMB20,519 million as compared with the same period of last year.

Refining and Chemicals

Revenue    The revenue of the Refining and Chemicals segment for the first half of 2021 was RMB459,384 million, representing an increase of 24.2% as compared with the same period of last year. This was primarily due to combined effects of rising prices and changes in sales volume of refined products and main chemical products, of which, the revenue of the refining business was RMB349,229 million, representing an increase of 21.7% as compared with the same period of last year; the revenue of the chemicals business was RMB110,155 million, representing an increase of 32.8% as compared with the same period of last year.

Operating Expenses Operating expenses of the Refining and Chemicals segment were RMB437,199 million for the first half of 2021, representing an increase of 14.9% as compared with the same period of last year. This was primarily due to the increase in the procurement costs of crude oil and raw material oil, and the increase in repair costs. The cash processing cost of refineries was RMB159.27 yuan per ton, representing a decrease of 1.3% as compared with the same period of last year. This was primarily due to the decrease in cost of fuel, power and ancillary material and increase in processing volume of crude oil.

Profit from Operations In the first half of 2021, the Refining and Chemicals segment adhered to the market-oriented and profitability-centric principle. We continued to optimize and enhance profitability in production and operation, and vigorously strengthened control over cost and expense. The segment recorded a profit from operations of RMB22,185 million, representing an increase of RMB32,725 million as compared with the same period of last year, of which, the refining operations recorded a profit from operations of RMB13,456 million, representing an increase of RMB27,100 million as compared with the same period of last year ; the chemical operations generated an operating profit of RMB8,729 million, representing an increase of RMB5,625 million as compared with the same period of last year.

Marketing

Revenue The revenue of the Marketing segment for the first half of 2021 was RMB962,448 million, representing an increase of 28.5% as compared with the same period of last year, which was primarily due to the increase in the price of refined products and the increase in the sales volume of gasoline and diesel products.

Operating Expenses Operating expenses of the Marketing segment were RMB955,808 million for the first half of 2021, representing an increase of 25.4% as compared with the same period of last year. This was primarily due to an increase in the expenditure relating to the purchase of refined products from external suppliers.

Profit from Operations In the first half of 2021, the Marketing segment seized the favourable opportunity of the gradual recovery of refined oil demand on domestic market, vigorously strengthened refined marketing, and actively developed retail and end customers. We coordinated the domestic and international markets and rationally arranged refined oil wholesale and export. We also optimized the allocation and flow of refined oil to control marketing costs. The Marketing segment recorded a profit from operations of RMB6,640 million, representing an increase of RMB19,532 million as compared with the same period of last year.

Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment was RMB198,205 million for the first half of 2021, representing an increase of 10.5% as compared with the same period of last year, which was primarily due to the increase in sales price and volume of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment were RMB161,317 million for the first half of 2021, representing a decrease of 2.2% as compared with the same period of last year. This was primarily due to the reduction in the expenditure for purchasing gas.

Profit from Operations In the first half of 2021, the Natural Gas and Pipeline segment seized the favourable opportunities of stable domestic economic growth and rebound of market demand, actively explored direct sales and end customers, continuously improved service quality, and strived to increase sales volume. We vigorously strengthened control of natural gas procurement cost, and continued to improve sales profitability. We also successfully completed the closing of disposal of Kunlun Energy pipeline asset and equity. The segment achieved an operating profit of RMB36,888 million, representing an increase of RMB22,516 million as compared with the same period of last year.

In the first half of 2021, the Group’s international operations(note) achieved a revenue of RMB438,511 million, accounting for 36.6% of the total revenue of the Group. Profit before income tax was RMB12,487 million.

Note: The four operating segments of the Group consist of Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations is included in the financial data of the respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at June 30, 2021	As at December 31, 2020	Percentage of Change
	RMB million	RMB million	%
Total assets	2,531,851	2,488,126	1.8
Current assets	547,085	486,767	12.4
Non-current assets	1,984,766	2,001,359	(0.8)
Total liabilities	1,139,199	1,121,505	1.6
Current liabilities	602,641	605,418	(0.5)
Non-current liabilities	536,558	516,087	4.0
Equity attributable to owners of the Company	1,251,465	1,215,158	3.0
Share capital	183,021	183,021	—
Reserves	303,452	304,182	(0.2)
Retained earnings	764,992	727,955	5.1
Total equity	1,392,652	1,366,621	1.9

Total assets amounted to RMB2,531,851 million, representing an increase of 1.8% as compared with that as at the end of 2020, of which:

Current assets amounted to RMB547,085 million, representing an increase of 12.4% from that as at the end of 2020, primarily due to the increase in monetary assets and inventory.

Non-current assets amounted to RMB1,984,766 million, representing a decrease of 0.8% from that as at the end of 2020, primarily due to the impact of pipeline asset transaction of Kunlun Energy, a subsidiary of the Group.

Total liabilities amounted to RMB1,139,199 million, representing an increase of 1.6% from that as at the end of 2020, of which:

Current liabilities amounted to RMB602,641 million, representing a decrease of 0.5% from that as at the end of 2020, primarily due to the decrease of tax payable and liabilities held for sale.

Non-current liabilities amounted to RMB536,558 million, representing an increase of 4.0% from that as at the end of 2020, primarily due to the increase in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,251,465 million, representing an increase of 3.0% from that as at the end of 2020, primarily due to the increase in retained earnings.

(4) Cash Flows

As at June 30, 2021, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the owners of the Company.

The table below sets out the cash flows of the Group for the first half of 2021 and 2020, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30
	2021	2020
	RMB million	RMB million
Net cash flows from operating activities	116,034	79,080
Net cash flows used for investing activities	(74,802)	(110,776)
Net cash flows (used for)/from financing activities	(4,554)	34,629
Translation of foreign currency	(915)	993
Cash and cash equivalents at end of the period	154,394	90,335

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2021 amounted to RMB116,034 million, representing an increase of 46.7% as compared with the same period of last year. This was mainly due to a significant increase in profit over the same period last year. As at June 30, 2021, the Group had cash and cash equivalents of RMB154,394 million, of which, approximately 60.9% were denominated in Renminbi, approximately 32.1% were denominated in US Dollars, approximately 4.6% were denominated in Hong Kong Dollars and approximately 2.4% were denominated in other currencies.

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2021 amounted to RMB74,802 million, representing a decrease of 32.5% as compared with the same period of last year. This was primarily due to the increase in gains from disposal of investment and investment in associated company.

Net Cash Flows (Used For)/ From Financing Activities

The net cash flows of the Group used for financing activities for the first half of 2021 amounted to RMB4,554 million, and the net cash flows from financing activities for the same period of last year was RMB34,629 million. This was primarily due to the decrease of new long-term and short-term borrowings as compared with the same period of last year.

The net borrowings of the Group as at June 30, 2021 and December 31, 2020, respectively, were as follows:

	As at June 30, 2021	As at December 31, 2020
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	114,974	117,542
Long-term borrowings	267,758	251,379

Total borrowings	382,732	368,921

Less: Cash and cash equivalents	154,394	118,631

Net borrowings	228,338	250,290

The following table sets out the remaining contractual maturities of borrowings as at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2021	As at December 31, 2020
	RMB million	RMB million
Within 1 year	121,681	124,777
Between 1 and 2 years	37,330	53,526
Between 2 and 5 years	218,749	188,012
After 5 years	31,630	27,894

	409,390	394,209

Of the total borrowings of the Group as at June 30, 2021, approximately 39.4% were fixed-rate loans and approximately 60.6% were floating-rate loans; approximately 66.2% were denominated in Renminbi, approximately 30.9% were denominated in US Dollars and approximately 2.9% were denominated in other currencies.

As at June 30, 2021, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 21.6% (December 31, 2020: 21.3%).

(5) Capital Expenditures

For the first half of 2021, the Group adhered to profitability orientation, focused on the main business and strategic industries, implemented precise investment, strictly controlled the investment scale, and further optimized the investment structure. The capital expenditures amounted to RMB73,883 million, representing a decrease of 1.2% as compared with the same period of last year. The estimated capital expenditure for the whole year of 2021 is RMB239,000 million. The following table sets out the capital expenditures incurred by the Group for the first half of 2021 and for the first half of 2020 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2021.

	First half of 2021		First half of 2020		Estimates for 2021
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	54,078	73.19	54,366	72.72	175,200	73.31
Refining and Chemicals	16,639	22.52	6,418	8.58	38,000	15.90
Marketing	1,099	1.49	6,491	8.68	12,200	5.10
Natural Gas and Pipeline	1,806	2.44	7,279	9.74	13,000	5.44
Head Office and Other	261	0.36	207	0.28	600	0.25

Total	73,883	100.00	74,761	100.00	239,000	100.00

*

If investments related to geological and geophysical exploration expenses were included, the capital expenditures for the Exploration and Production segment for the first half of 2021 and the first half of 2020, and the estimates for the same for the year of 2021 would be RMB60,050 million, RMB60,205 million and RMB186,200 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment of the Group amounted to RMB54,078 million for the first half of 2021. The expenditures were primarily used for the continuous exploration and development with scale benefit and profitability of key basins such as Songliao, Ordos, Tarim, Sichuan and Bohai Bay, devoting greater efforts in the exploration of unconventional resources such as shale gas and shale oil and promoting new energy projects such as alternative clean energy projects domestically; and seeking opportunities to obtain high-quality overseas new projects while improving the overseas operation of the existing projects in the Middle East, Central Asia, America, Asia Pacific and other cooperation areas according to the principle of optimized development.

The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2021 will amount to RMB175,200 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment of the Group amounted to RMB16,639 million for the first half of 2021, primarily used for the construction of integration project of refining and chemicals of Guangdong, projects in relation to the ethylene production out of ethane, including those in Changqing and Tarim, and expansion and construction of ethylene and other large-scale refining and chemical projects, as well as transformation and upgrading projects related to refining reduction and chemical increase and new materials and new technology.

The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2021 will amount to RMB38,000 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB1,099 million for the first half of 2021, which were used primarily for the domestic end sales networks for refined products markets, the expansion of new energy projects such as hydrogen refuelling stations, and the construction of overseas oil and gas storage, transportation and sales facilities.

The Group anticipates that capital expenditures for the Marketing segment throughout 2021 will amount to RMB12,200 million.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment of the Group amounted to RMB1,806 million for the first half of 2021, which were primarily used for construction of LNG receiving station and natural gas branch line, urban gas end market development projects, and new energy collaborative projects such as natural gas power generation.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment throughout 2021 will amount to RMB13,000 million.

Head Office and Other

Capital expenditures for the Head Office and Other segment for the first half of 2021 amounted to RMB261 million, which were primarily used for improvements of scientific research facilities and construction of the IT system.

The Group anticipates that capital expenditures of the Head Office and Other segment throughout 2021 will amount to RMB600 million.

3.1.4 Business Prospects for the Second Half of the Year

In the second half of 2021, the world economic recovery is facing unstable and uncertain factors as the COVID-19 continues to evolve globally, and the mutant virus has caused a rebound in some countries. China’s economy will continue the recovery, though not stable and uneven. With OPEC+’s gradual recovery of production and the hindrance of the recovery of the world economy, the trend of international crude oil prices is expected to face greater volatility and uncertainty. The domestic refined oil consumption will continue to pick up, but the overcapacity of refining will remain prominent, the competition in the refined oil market will be intensified, the demand for natural gas will maintain rapid growth and market competition will be escalated. Facing the complex and ever-changing external environment, the Group will adhere to the five development strategies of innovation, resources, market, internationalization, green and low-carbon, continue to optimize business and product structure, actively and steadily develop new energy business layout, deepen reform of the management system and mechanism, vigorously implement scientific and technological innovation, continue to promote quality and profitability improvement and enhance ESG work, with a view to completing the annual production and operation goals.

In respect of exploration and production business, the Group will insist on both increasing reserves and production and improving profitability, continue to promote high-profitability exploration, strengthen the general and basic research on risk exploration and preparations for targets in major risk areas to obtain strategic discoveries and breakthroughs throughout the year. We will enhance the exploration efforts in key areas such as in the Sichuan Basin, Junggar Basin and Tarim Basin to expand the exploration results and implement scale-profitable reserves. We will further improve the reserve management system by promoting reserve evaluation and reserve asset management to ensure the completion of reserve replacement targets. We will make efforts to promote profitable development, deepen development of stable production of old oil and gas fields and profitable production of new blocks, focus on the production capacity construction of key projects such as those in Xinjiang Manas Lake, Tarim Fuman, Changqing Longdong shale oil, and Sichuan Gaomo, continue to promote major development trials of oil and gas fields, build stable and high-production projects, and strive to achieve the annual goals.

In respect of refining and chemicals business, the Group will allocate more high-quality resources to enterprises with good profitability, strong oil conversion capabilities, and flexibilities of plan adjustment. We will strengthen controlled production management and improve the long-term operation level of equipment. In the meantime, we will increase the overall commodity rate, promote efficient use of resources to reduce processing cost. We will promote reducing oil and increasing chemicals production, market-oriented optimization of product structure, strict control of refined products output, increase production of aviation kerosene, low-sulfur marine fuel oil, asphalt and other products. We will also increase the load of ethylene, aromatics and other equipment, increase the production of high-profitability and high value-added products, and speed up the development of new materials and new products. We will strengthen the marketing of chemical products, enhance market and customer development, formulate targeted marketing strategies by region, variety, industry and time period to improve marketing capabilities and service quality, and raise market share and service levels.

In respect of sales of refined products, the Group will strengthen the connection between production and sales, strictly implement its own refinery product sales plan, and make every effort to expand sales, reduce inventory and increase profitability to ensure smooth operation of the industrial chains. We will fully promote the direct wholesale APP, enhance customer expansion and maintenance efforts, consolidate and expand traditional markets, actively explore potential markets to continuously raise market share. We will continue to optimize the marketing model by carrying out precise marketing by subdividing product series and cross-discipline marketing to promote the increase in volume of the retail sales. We will flexibly use asset-light models such as entrusted operations, franchise operations and cooperative operations to increase marketing network development. We will promote the construction of photovoltaic gas stations, charging and swapping stations, hydrogen refuelling stations, and comprehensive energy service stations. We will continue to improve the development quality of convenience stores by strengthening the development and operation of our own products and deploying cross-discipline cooperative retail outlets, with a view to enhancing customer service capabilities and the capabilities to increase revenue and profitability for non-oil business customers.

In respect of natural gas and pipeline operations, the Group will strengthen market development by vigorously developing direct-supply and direct-marketing customers and downstream city gas customers and using various methods to diversify the development of the end market to raise market share. We will optimize the marketing system, establish a sales mechanism adapted to the market, comprehensively promote precise customer management, formulate differentiated marketing strategies, and improve capacity of marketing and profitability. We will speed up the construction of branch pipelines and other infrastructure, and put the Tangshan LNG III project and the Jiangsu LNG III project into operation.

In respect of international operations, the Group will adhere to profitable exploration, strengthen risk exploration in discovered zones for projects such as in the Doseo depression basin in Chad, optimize refined rolling exploration in mature exploration areas such as the Bongor Basin in Chad for more exploration discoveries. We will focus on refined development, carry out measures to stabilize production and increase production, improve the full-cycle systemic management of development plans, continue to promote water injection in oilfields, and strengthen the construction of key oil and gas production capacity projects. We will promote new project development and joint venture cooperation, pay close attention to operator projects, strive to obtain large-scale assets with high-quality, enhance efforts to dispose of unprofitable non-core assets, and continue to optimize asset structure and strategic layout. We will enhance service, marketing, and transaction capabilities in international trade, optimize export volume, structure and sales market of our products, and promote our overall profitability maximization.

3.2 Other Financial Information

3.2.1 Principal Operations by Segment under CAS

	Income from principal operations for the first half of 2021	Cost of principal operations for the first half of 2021	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	%	%	%	Percentage points
Exploration and Production	306,112	247,140	14.6	23.5	18.7	3.3
Refining and Chemicals	456,129	330,706	9.2	24.4	19.4	7.4
Marketing	948,212	917,905	3.1	28.6	27.1	1.1
Natural Gas and Pipeline	195,659	179,122	8.4	10.6	11.0	(0.2)
Head Office and Other	347	71	—	318.1	6.0	—
Inter-segment Elimination	(737,075)	(745,653)	—	—	—	—

Total	1,169,384	929,291	12.1	29.2	24.7	5.0

*	Gross margin = Profit from principal operations / Income from principal operations

3.2.2 Principal Operations by Region under CAS

	First half of 2021	First half of 2020	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	%
Chinese mainland	758,070	560,413	35.3
Other	438,511	368,632	19.0

Total	1,196,581	929,045	28.8

3.2.3 Final Dividend for the Year Ended December 31, 2020

The final dividend in respect of 2020 of RMB0.08742 yuan per share (inclusive of applicable tax), amounting to a total of RMB16,000 million, was approved by the shareholders at the 2020 annual general meeting of the Company on June 10, 2021 and was paid on or before July 30, 2021.

3.2.4 Interim Dividend for 2021 and Closure of Register of Members

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2021 at the 2020 annual general meeting of the Company on June 10, 2021. To provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.13040 yuan per share (inclusive of applicable tax) for 2021 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2021. The total amount of the interim dividends payable is RMB23,866 million.

The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 16, 2021. The register of members of H shares will be closed from September 11, 2021 to September 16, 2021 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 10, 2021. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of September 16, 2021 will be eligible for the interim dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws and regulations, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2021 interim dividend by the Board is RMB0.83306 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.15653 Hong Kong Dollar per H share (inclusive of applicable tax).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for its onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around October 29, 2021 to the holders of H shares by ordinary mail at their own risks.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments based on the information that will have been registered on the Company’s H share register of members on September 16, 2021.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolishment of Guo Shui Fa [1993] No.045 promulgated by the State Taxation Administration (Guo Shui Han [2011] No.348) （《關於國稅發〔1993〕045號文件廢止後有關個人所得稅征管問題的通知》（國稅函〔2011〕348號））, the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between Chinese mainland and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公告》(國家稅務總局公告2019年第35號)) issued by the State Taxation Administration. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 16, 2021 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 10, 2021 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on September 16, 2021.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Taxation Administration, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通机制試點有關稅收政策的通知》(財稅[2014]81號)), which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Taxation Administration, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通机制試點有關稅收政策的通知》(財稅[2016]127號)), which became effective on December 5, 2016, with regard to the dividends obtained by individual Chinese mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual Chinese mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by Chinese mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by Chinese mainland enterprise investors, and Chinese mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where any Hong Kong investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may directly, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Closing of the Disposal of Kunlun Energy Pipeline Assets and Equity

In accordance with the equity transfer agreement entered into between Kunlun Energy, a subsidiary of the Company, and China Oil & Gas Pipeline Network Corporation (“PipeChina”) on December 22, 2020, all rights, obligations, responsibilities and risks corresponding to the 60% equity in PetroChina Beijing Gas Pipeline Co., Ltd. (“Beijing Pipeline”) and the 75% equity in PetroChina Dalian LNG Co., Ltd. (“Dalian LNG”) held by Kunlun Energy have been transferred from Kunlun Energy to PipeChina. For details, please refer to the announcement published by the Company on the website of Shanghai Stock Exchange on April 1, 2021 (Announcement No. Lin 2021-008) and the announcement published on the website of Hong Kong Stock Exchange, respectively.

Such matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

4.2 Participation in the Establishment of an Industry Investment Company

In order to accelerate the transformation and upgrading of the Company’s business and increase investment in strategic emerging industries, as considered and approved at the ninth meeting of the eighth session of the Board of the Company held on April 29, 2021 that the Company, together with CNPC and CNPC Capital Company Limited (“CNPC Capital”), contributed RMB2.9 billion, RMB5.1 billion and RMB2.0 billion, respectively, to jointly establish CNPC Kunlun Capital Company Limited (“Kunlun Capital”). Kunlun Capital’s business scope includes: equity investment, investment management and asset management through private equity funds (subject to the registration and filing to Asset Management Association of China); private equity investment fund management and venture capital fund management services (subject to the registration and filing to Asset Management Association of China); investment activities with its own funds (non-financial investment); venture capital (limited to investment in unlisted companies); financing consulting services; financial consulting; and business management consulting (general business items can be carried out independently; the carrying out of licensed business items is subject to the relevant licence or authorization) (for the items subject to approval in accordance with the laws, business activities can be carried out only after obtaining approval from relevant authorities). For details, please refer to the announcements published by the Company on the website of Shanghai Stock Exchange respectively on April 29, 2021 and June 24, 2021 (Announcement No. Lin 2021-012, Lin 2021-017) and the announcement published on the website of Hong Kong Stock Exchange.

Such matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

4.3 China Strengthened Administration on the Collection of Consumption Tax on Imported Refined Oil Products

On May 12, 2021, the Ministry of Finance, the General Administration of Customs, and the State Taxation Administration issued the “Announcement on Imposing Import Consumption Taxes on Certain Refined Products” (MOF, GAC and SAT Announcement No. 19 of 2021) (《關于對部分成品油徵收進口環節消費稅的公告》（財政部 海關總署 稅務總局公告2021年第19號）), which stipulated that from June 12, 2021, for imported products that are classified under specific tariff codes and satisfy the regulations, they will be treated, respectively, as naphtha and fuel oil that will be levied for import consumption tax.

Such matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

4.4 China Issued Import Tax Policy for Exploration, Development and Utilization of Energy Resources During the “14th Five-Year Plan” Period

On April 12, 2021, the Ministry of Finance, the General Administration of Customs, and the State Taxation Administration issued the “Notice on Import Tax Policies for the Exploration, Development and Utilization of Energy Resources during the 14th Five-Year Plan Period” (Cai Guan Shui [2021] No. 17) (《關于“十四五”期間能源資源勘探開發利用進口稅收政策的通知》（財關稅〔2021〕17號）), and on April 16, 2021, the Ministry of Finance, NDRC, the Ministry of Industry and Information Technology, the General Administration of Customs, the State Taxation Administration, and the National Energy Administration issued the “Notice on the Administrative Measures for Import Tax Policies for the Exploration, Development and Utilization of Energy Resources during the 14th Five-Year Plan Period” (Cai Guan Shui [2021] No.18) (《關于“十四五”期間能源資源勘探開發利用進口稅收政策管理辦法的通知》（財關稅〔2021〕18號）), which stipulated that from January 1, 2021 to December 31, 2025, for specific oil and nature gas exploitation and development projects, the offshore oil and gas pipeline emergency rescue projects and the coal-bed methane exploration and development projects, the import of equipment, instruments, spare parts and special purpose tools that meet the requirements shall be exempted from import tariffs and import value-added taxes; for the natural gas (including pipeline natural gas and LNG) imported through the construction projects of cross-border natural gas pipelines and imported LNG receiving, storage and transportation equipment that have been examined and approved by the NDRC, as well as the expansion project of imported LNG receiving, storage and transportation equipment that have been approved by the provincial government, the import value-added tax will be refunded at a certain percentage. The specific refund ratios are as follows: (1) for imported natural gas under the long-term trade gas contract signed before the end of 2014 and confirmed by NDRC, the import value-added tax will be refunded at a rate of 70%; (2) for other natural gas, if the import price is higher than the reference benchmark value, the import value-added tax will be refunded according to the inverted ratio of the import price and the reference benchmark value.

Such matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

4.5 China Issued Policies on Natural Gas Pipeline Transportation Prices

On June 7, 2021, NDRC issued the “Notice on Printing and Distributing the ‘Measures for the Administration of the Natural Gas Pipeline Transportation Prices (Interim)’ and the ‘Measures for the Supervision and Review of the Pricing Cost of Natural Gas Pipeline Transportation (Interim)’” (NDRC Price Regulations [2021] No. 818) (《關于印發〈天然氣管道運輸價格管理辦法（暫行）〉和〈天然氣管道運輸定價成本監審辦法（暫行）〉的通知》（發改價格規〔2021〕818號）), which further improved the pricing mechanism for natural gas pipeline transportation, being “permitted cost plus reasonable profit”, and standardized the supervision and review of pricing cost of natural gas pipeline transportation. The new measures will be implemented on January 1, 2022 and will be valid for 8 years.

Such matter does not affect the continuity of the business or the stability of management of the Group.

4.6 China Continued to Deepen the Oil and Gas Price Mechanism Reform

On May 18, 2021, NDRC issued the “Notice on the Action Plan for Deepening the Reform of the Price Mechanism during the 14th Five-Year Plan Period” (NDRC Price [2021] No. 689) (《關于“十四五”時期深化價格機制改革行動方案的通知》（發改價格〔2021〕689號）), which stipulated that price mechanism reform for oil and natural gas should be steadily promoted during the 14th Five-Year Plan period. In accordance with the reform direction of “controlling the middle and liberalizing the two ends”, and based on independent operation of infrastructures including natural gas pipeline, diversification process of exploration and development, gas supply and sales entities, the market-oriented reform of city gate prices of natural gas shall be steadily promoted, and the linkage mechanism between end sales prices and procurement costs shall be improved; active coordination shall be carried out to promote the fairness and openness in urban gas distribution networks, reduce gas distribution levels, strictly monitor gas distribution prices, explore marketization of end-user sales prices, and research and improve the pricing mechanism of refined products in line with domestic and foreign energy market changes and the progress of domestic institutional reform.

Such matter does not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Accounting Period

☐ Applicable    ✓ Not applicable

5.2 Content, Corrected Amount, Reason and Impact of Material Accounting Error

☐ Applicable     ✓ Not applicable

5.3 The Balance Sheets and Income Statements, with Comparatives

5.3.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

	Notes		Six months ended June 30
			2021	2020
			RMB million	RMB million
REVENUE	(i	)	1,196,581	929,045

OPERATING EXPENSES
Purchases, services and other			(808,932)	(627,188)
Employee compensation costs			(66,828)	(60,746)
Exploration expenses, including exploratory dry holes			(11,141)	(10,569)
Depreciation, depletion and amortisation			(108,355)	(114,388)
Selling, general and administrative expenses			(30,326)	(29,883)
Taxes other than income taxes			(102,411)	(98,931)
Other income net			19,875	6,617

TOTAL OPERATING EXPENSES			(1,108,118)	(935,088)

PROFIT / (LOSS) FROM OPERATIONS			88,463	(6,043)

FINANCE COSTS
Exchange gain			7,807	6,409
Exchange loss			(7,772)	(5,966)
Interest income			1,279	1,396
Interest expense			(10,194)	(14,886)

TOTAL NET FINANCE COSTS			(8,880)	(13,047)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES			7,433	570

PROFIT/(LOSS) BEFORE INCOME TAX EXPENSE	(ii	)	87,016	(18,520)
INCOME TAX EXPENSE	(iii	)	(19,199)	(4,804)

PROFIT / (LOSS) FOR THE PERIOD			67,817	(23,324)

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income			15	(64)
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences			(3,128)	(444)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method			(69)	75

OTHER COMPREHENSIVE INCOME, NET OF TAX			(3,182)	(433)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD			64,635	(23,757)

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company			53,037	(29,983)
Non-controlling interests			14,780	6,659

			67,817	(23,324)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company			50,675	(31,297)
Non-controlling interests			13,960	7,540

			64,635	(23,757)

BASIC AND DILUTED EARNINGS / (LOSS) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv	)	0.290	(0.164)

(2) Condensed Consolidated Statement of Financial Position

	Notes		June 30, 2021	December 31, 2020
			RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment			1,418,990	1,452,091
Investments in associates and joint ventures			257,500	250,603
Equity investments measured at fair value through other comprehensive income			909	902
Right-of-use assets			208,840	209,786
Intangible and other non-current assets			74,879	67,494
Deferred tax assets			13,599	11,364
Time deposits with maturities over one year			10,049	9,119

TOTAL NON-CURRENT ASSETS			1,984,766	2,001,359

CURRENT ASSETS
Inventories			168,562	128,539
Accounts receivable	(vi	)	73,280	52,325
Prepayments and other current assets			111,500	109,262
Notes receivable			5,710	8,076
Time deposits with maturities over three months but within one year			33,639	27,319
Cash and cash equivalents			154,394	118,631
Assets held for sale			—	42,615

TOTAL CURRENT ASSETS			547,085	486,767

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii	)	348,041	316,140
Contract liabilities			88,467	91,477
Income taxes payable			5,727	3,730
Other taxes payable			39,361	59,994
Short-term borrowings			114,974	117,542
Lease liabilities			6,071	6,579
Liabilities directly associated with the assets held for sale			—	9,956

TOTAL CURRENT LIABILITIES			602,641	605,418

NET CURRENT LIABILITIES			(55,556)	(118,651)

TOTAL ASSETS LESS CURRENT LIABILITIES			1,929,210	1,882,708

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings			764,992	727,955
Reserves			303,452	304,182

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY			1,251,465	1,215,158
NON-CONTROLLING INTERESTS			141,187	151,463

TOTAL EQUITY			1,392,652	1,366,621

NON-CURRENT LIABILITIES
Long-term borrowings			267,758	251,379
Asset retirement obligations			117,627	114,819
Lease liabilities			124,361	122,644
Deferred tax liabilities			17,438	16,380
Other long-term obligations			9,374	10,865

TOTAL NON-CURRENT LIABILITIES			536,558	516,087

TOTAL EQUITY AND NON-CURRENT LIABILITIES			1,929,210	1,882,708

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue mainly represents revenues from the sale of crude oil, natural gas, refined products and chemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit / (Loss) Before Income Tax Expense

	Six months ended June 30
	2021	2020
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from equity investment measured at fair value through other comprehensive income	15	18
Reversal of provision for impairment of receivables	18	16
Reversal of write down in inventories	60	39
Gain on disposal of investment in subsidiaries	18,617	393
Charged
Amortisation of intangible and other assets	2,902	2,342
Depreciation and impairment loss:
Owned property, plant and equipment	98,847	104,962
Right-of-use assets	6,606	7,084
Cost of inventories recognised as expense	946,499	759,624
Provision for impairment of receivables	286	367
Interest expense (i)	10,194	14,886
Loss on disposal of property, plant and equipment	249	2,283
Variable lease payments low-value and short-term lease payment not included in the measurement of lease liabilities	1,231	1,508
Research and development expenses	8,288	6,775
Write down in inventories	67	8,187
(i): Interest expense
Interest expense	10,698	15,346
Include: Interest on lease liabilities	2,651	3,440
Less: Amount capitalised	(504)	(460)

	10,194	14,886

(iii) Income Tax Expense

	Six months ended June 30
	2021	2020
	RMB million	RMB million
Current taxes	20,109	8,838
Deferred taxes	(910)	(4,034)

	19,199	4,804

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%. On April 23, 2020, the MOF, the SAT and NDRC issued the Notice on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the MOF, the SAT, NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2021 to December 31, 2030.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2021 and June 30, 2020 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2021	2020
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2021 (a)	23,866	—
Interim dividends attributable to owners of the Company for 2020 (c)	—	16,000

(a)

As authorised by shareholders in the Annual General Meeting on June 10, 2021, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2021 of RMB0.13040 yuan per share amounting to a total of RMB23,866 million on August 25, 2021. The dividends were not paid by the end of the reporting period, and were not recognised as liability at the end of the reporting period, as they were declared after the date of the statement of financial position.

(b)

Final dividends attributable to owners of the Company in respect of 2020 of RMB0.08742 yuan per share amounting to a total of RMB16,000 million were approved by the shareholders in the Annual General Meeting on June 10, 2021, and were paid on or before July 30, 2021.

(c)	Interim dividends attributable to owners of the Company in respect of 2020 of RMB0.08742 yuan per share amounted to a total of RMB16,000 million, and were paid on or before November 13, 2020.
(d)

Final dividends attributable to owners of the Company in respect of 2019 of RMB0.06601 yuan per share amounting to a total of RMB12,081 million and were approved by the shareholders in the Annual General Meeting on June 11, 2020, and were paid on or before July 31, 2020.

(vi) Accounts Receivable

	June 30, 2021	December 31, 2020
	RMB million	RMB million
Accounts receivable	74,704	53,465
Less: Provision for impairment of accounts receivable	(1,424)	(1,140)

	73,280	52,325

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), as of June 30, 2021 and December 31, 2020 is as follows:

	June 30, 2021	December 31, 2020
	RMB million	RMB million
Within 1 year	72,349	51,641
Between 1 and 2 years	537	374
Between 2 and 3 years	221	209
Over 3 years	173	101

	73,280	52,325

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2021	December 31, 2020
	RMB million	RMB million
Trade payables	137,141	113,119
Salaries and welfare payable	12,567	8,649
Dividends payable	25,181	952
Interests payable	1,630	4,034
Construction fee and equipment cost payables	78,376	107,199
Other (i)	93,146	82,187

	348,041	316,140

(i)	Other consists primarily of notes payable, insurance payable, etc.

The aging analysis of trade payables as of June 30, 2021 and December 31, 2020 is as follows:

	June 30, 2021	December 31, 2020
	RMB million	RMB million
Within 1 year	128,921	104,812
Between 1 and 2 years	1,703	1,696
Between 2 and 3 years	1,313	2,342
Over 3 years	5,204	4,269

	137,141	113,119

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing and Natural Gas and Pipeline.

The segment information for the operating segments for the six months ended June 30, 2021 and 2020 are as follows:

Six months ended June 30, 2021	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	313,009	459,384	962,448	198,205	610	1,933,656
Less: intersegment sales	(259,957)	(295,281)	(172,460)	(9,347)	(30)	(737,075)

Revenue from external customers	53,052	164,103	789,988	188,858	580	1,196,581

Depreciation, depletion and amortisation	(84,123)	(11,559)	(8,736)	(3,157)	(780)	(108,355)
Profit / (loss) from operations	30,870	22,185	6,640	36,888	(8,120)	88,463

Six months ended June 30, 2020	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	255,450	369,811	749,203	179,341	469	1,554,274
Less: intersegment sales	(212,621)	(258,798)	(136,436)	(17,285)	(89)	(625,229)

Revenue from external customers	42,829	111,013	612,767	162,056	380	929,045

Depreciation, depletion and amortisation	(81,813)	(11,813)	(8,664)	(11,263)	(835)	(114,388)
Profit / (loss) from operations	10,351	(10,540)	(12,892)	14,372	(7,334)	(6,043)

5.3.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

			Unit: RMB million
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	The Group	The Group	The Company	The Company
ASSETS
Current assets
Cash at bank and on hand	188,033	145,950	38,118	42,787
Accounts receivable	73,280	52,325	8,650	8,412
Receivables financing	5,710	8,076	4,049	2,830
Advances to suppliers	25,612	21,626	13,158	8,861
Other receivables	25,937	26,834	6,669	14,738
Inventories	168,562	128,539	95,575	77,813
Assets held for sale	—	42,615	—	—
Other current assets	59,951	60,802	44,490	44,614

Total current assets	547,085	486,767	210,709	200,055

Non-current assets
Investments in other equity instruments	917	910	393	427
Long-term equity investments	257,597	250,698	456,036	451,677
Fixed assets	401,735	415,988	253,807	264,241
Oil and gas properties	774,014	813,888	576,149	598,665
Construction in progress	243,241	222,215	153,100	142,470
Right-of-use assets	144,495	144,338	66,746	66,765
Intangible assets	86,087	86,101	65,621	65,841
Goodwill	8,274	8,125	30	30
Long-term prepaid expenses	10,403	11,869	7,473	8,980
Deferred tax assets	13,599	11,364	2,803	2,008
Other non-current assets	44,677	36,137	18,165	13,524

Total non-current assets	1,985,039	2,001,633	1,600,323	1,614,628

TOTAL ASSETS	2,532,124	2,488,400	1,811,032	1,814,683

			Unit: RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	65,194	41,354	24,132	25,923
Notes payable	18,313	19,313	17,225	18,203
Accounts payable	215,517	220,318	79,780	99,276
Contracts liabilities	88,467	91,477	57,751	59,877
Employee compensation payable	12,567	8,649	10,037	6,559
Taxes payable	45,088	63,724	29,422	45,769
Other payables	90,413	56,250	94,799	74,496
Liabilities held for sale	—	9,956	—	—
Current portion of non-current liabilities	38,850	81,769	16,991	64,745
Other current liabilities	28,232	12,608	22,322	1,791

Total current liabilities	602,641	605,418	352,459	396,639

Non-current liabilities
Long-term borrowings	176,552	160,140	88,278	68,829
Debentures payable	91,206	91,239	87,000	87,000
Lease liabilities	124,361	122,644	48,618	47,983
Provisions	117,627	114,819	83,931	81,941
Deferred tax liabilities	17,448	16,390	—	—
Other non-current liabilities	9,374	10,865	4,828	5,496

Total non-current liabilities	536,568	516,097	312,655	291,249

Total liabilities	1,139,209	1,121,515	665,114	687,888

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	127,725	127,222	127,099	127,044
Special reserve	11,939	10,810	5,700	4,708
Other comprehensive income	(34,490)	(32,128)	326	455
Surplus reserves	203,557	203,557	192,465	192,465
Undistributed profits	759,975	722,939	637,307	619,102

Equity attributable to equity holders of the Company	1,251,727	1,215,421	1,145,918	1,126,795

Non-controlling interests	141,188	151,464	—	—

Total shareholders’ equity	1,392,915	1,366,885	1,145,918	1,126,795

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,532,124	2,488,400	1,811,032	1,814,683

(2) Consolidated and Company Income Statements

			Unit: RMB million
Items	For the six months ended June 30, 2021 The Group	For the six months ended June 30, 2020 The Group	For the six months ended June 30, 2021 The Company	For the six months ended June 30, 2020 The Company
Operating income	1,196,581	929,045	660,813	514,116
Less: Cost of sales	(957,640)	(770,193)	(497,579)	(427,129)
Taxes and surcharges	(102,084)	(98,423)	(80,428)	(76,838)
Selling expenses	(32,402)	(32,272)	(22,281)	(22,213)
General and administrative expenses	(26,422)	(25,135)	(17,176)	(16,059)
Research and development expenses	(8,288)	(6,775)	(7,097)	(5,636)
Finance expenses	(9,210)	(13,505)	(7,695)	(11,103)
Including: Interest expenses	(10,194)	(14,886)	(20,484)	(11,216)
Interest income	1,279	1,396	558	351
Add: Other income	2,509	4,083	1,598	3,201
Investment income	26,213	1,063	13,766	17,726
Including: Income from investment in associates and joint ventures	7,433	570	5,539	1,392
Credit losses	(268)	(351)	(28)	(139)
Asset impairment losses	(474)	(8,151)	(36)	(1,967)
Gains on asset disposal	461	861	423	856

Operating profit / (loss)	88,976	(19,753)	44,280	(25,185)

Add: Non-operating income	907	1,460	692	1,122
Less: Non-operating expenses	(2,868)	(230)	(2,421)	(2,796)

Profit / (loss) before taxation	87,015	(18,523)	42,551	(26,859)

Less: Taxation	(19,199)	(4,804)	(8,346)	6,111

Net profit / (loss)	67,816	(23,327)	34,205	(20,748)

Classified by continuity of operations:
Net profit / (loss) from continuous operation	67,816	(23,327)	34,205	(20,748)
Net profit from discontinued operation	—	—	—	—
Classified by ownership:
Shareholders of the Company	53,036	(29,986)	34,205	(20,748)
Non-controlling interests	14,780	6,659	—	—
Other comprehensive income	(3,182)	(433)	(129)	27
Other comprehensive income (net of tax) attributable to equity holders of the Company	(2,362)	(1,314)	(129)	27
(1) Item that will not be reclassified to profit or loss
Changes in fair value of investments in other equity instruments	1	(66)	(26)	(48)
(2) Items that may be reclassified to profit or loss
Other comprehensive income recognised under equity method	(69)	75	(103)	75
Translation differences arising from translation of foreign currency financial statements	(2,294)	(1,323)	—	—
Other comprehensive income (net of tax) attributable to non-controlling interests	(820)	881	—	—

Total comprehensive income	64,634	(23,760)	34,076	(20,721)

Attributable to:
Equity holders of the Company	50,674	(31,300)	34,076	(20,721)
Non-controlling interests	13,960	7,540	—	—
Earnings / (loss) per share
Basic earnings / (loss) per share (RMB Yuan)	0.290	(0.164)	0.187	(0.113)
Diluted earnings / (loss) per share (RMB Yuan)	0.290	(0.164)	0.187	(0.113)

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2021.

7 Disclosure of Other Information

Save for disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2020 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

8 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Upon specific enquiries made to each Director and Supervisor, each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.

9 Compliance with the Corporate Governance Code

For the six months ended June 30, 2021, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

10 Audit Committee

The Audit Committee of the Company comprises Mr. Cai Jinyong, Mr. Jiang, Simon X. and Mr. Liu Yuezhen. The main duties of the Audit Committee are to review and monitor the financial reporting procedures and internal control system of the Group and make recommendations to the Board.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2021.

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

August 26, 2021

As at the date of this announcement, the Board of Directors comprises Mr. Dai Houliang as the Chairman; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.